1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

November 7, 2012

Via EDGAR

Mr. Wilson Lee

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Property Partners L.P.

Amendment No. 3 to Registration Statement on Form 20-F

File No. 001-35505

and

Brookfield Renewable Energy Partners L.P.

Amendment No. 3 to Registration Statement on Form 20-F

File No. 001-35530

Dear Mr. Lee:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission, on behalf of Brookfield Property Partners L.P. (“BPY”) and Brookfield Renewable Energy Partners L.P. (“BREP”), we are filing the information included in Exhibit A to this letter that BPY and BREP submitted supplementally to the Staff on October 24, 2012.

If you have any questions or comments, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

cc:	Folake Ayoola

Jessica Barberich

Catherine Brown

Daniel Leslie

Robyn Manuel

Jason Niethamer

Kevin Woody

(Securities and Exchange Commission)

Steven Douglas

(Brookfield Property Partners L.P.)

Josée Guibord

(Brookfield Renewable Energy Partners L.P.)

Exhibit A

We are writing to follow up on our October 11 conference call with the SEC staff relating to the accounting treatment of the redemption exchange partnership units (“RPUs”) in the subsidiary partnerships (the “partnerships” or “respective partnership”) of Brookfield Property Partners LP (“BPY”) and Brookfield Renewable Energy Partners LP (“BREP”). These RPUs are held by Brookfield Asset Management Inc. or its subsidiaries (“Brookfield”). You asked whether there are any circumstances under which BPY or BREP would be compelled to redeem the RPUs for cash as opposed to exercising their exchange rights. You have also asked for some background on the circumstances in which Brookfield would prefer to receive cash rather than units of BREP or BPY.

As we set out in further detail below:

•	the decision as to whether to deliver units or cash to Brookfield in the event of a request for redemption by Brookfield of its RPUs is a decision to be made only by BPY or BREP, as the case may be;

•	such a decision must be made by the independent directors of the applicable general partner;

•

provided that the respective partnership can finance the redemption for cash, there are no legal or tax reasons why BREP or BPY would be compelled to, or indeed would prefer to, deliver cash as compared to units in settlement of a redemption notice; and

•

it is the intention and understanding of the relevant parties that the redemption of the RPUs would only take place for cash if the redemption was contemporaneous with the sale of units of BPY or BREP to the public to fund the payment – in effect, an indirect secondary offering of units by Brookfield.

Decision Making

The decision to exercise the exchange right and deliver units (or not to do so) is a decision that will be made solely by the independent directors of the general partner of BREP or BPY, as the case may be. In its notice of redemption, Brookfield cannot specify whether it is redeeming for cash or units – that is a decision of the independent directors. Brookfield’s only right is to withdraw its notice if the independent directors determine to redeem the RPUs for partnership units (which Brookfield would likely do if the decision would create adverse tax consequences for Brookfield).

BREP has been operating as a public company in Canada since November 2011 (and through its public predecessors since 1999) and its general partner has a board that consists of a majority of independent directors, with entirely independent audit and nominating and governance committees. At closing of the BPY spin-off, the BPY general partner will also have a board consisting of a majority of independent directors, and audit and nominating and governance committees that are entirely independent. We note that the bye-laws of the BREP and BPY general partner require that there be a majority of independent directors at all times. In addition, the bye-laws require that the respective boards establish a nominating and governance committee and an audit committee, each consisting entirely of independent directors. Independence is and will in the future be determined in accordance with the requirements of the NYSE, the TSX and any other applicable securities laws.

In addition to their role on the board as stewards of the management and direction of BPY and BREP, the independent directors are also responsible for managing conflicts and protecting minority investors in the event of related party transactions, including transactions with Brookfield or its affiliates. Independent directors (either as an entirety or through the nominating and governance committee) will generally have to approve material related party transactions, and typically retain independent counsel or other advisors to assist them in their review of such transactions. Subject to certain exemptions, including for transactions that are below a specified materiality threshold, Canadian securities law will require additional steps to be taken, including obtaining a formal valuation, under the supervision of the independent directors, and minority approval. The exercise by BPY or BREP of the exchange right following a redemption notice being given by Brookfield will be a related party transaction that would require approval by the independent directors (or a committee consisting entirely of independent directors) on behalf of BPY or BREP. Brookfield expects that the independent directors would view their obligations in such a case as considering what would be in the best interest of the respective partnership and whether, in particular, it would be possible to finance the redemption through raising equity on the same terms as the redemption. To the extent the independent directors determine that it would not be possible to finance the redemption through the raising of equity, which would effectively constitute an indirect secondary offering, the partnership would exercise its right to deliver units instead. There is no legal or tax reason why BPY or BREP would be compelled to, or indeed would prefer to, deliver cash or units.

Other than withdrawing its notice of redemption, Brookfield cannot prevent BREP or BPY from delivering units in satisfaction of a redemption request. If Brookfield receives BPY or BREP units following a redemption of its RPUs, we expect that Brookfield would concurrently exercise its registration rights to sell those units to the public in a secondary offering or sell them in a private transaction for cash or other consideration.

Preferences of Brookfield

Notwithstanding that Brookfield does not control whether cash or units will be delivered to settle a redemption request, you have asked for some background on the redemption exchange feature and the circumstances in which Brookfield would prefer to receive units or cash.

The RPUs are not designed as a mechanism to withdraw cash from the partnerships, but rather the redemption exchange feature is designed to give Brookfield an economic interest that is substantially equivalent to the units held by the public, but that is held in the subsidiary partnership for legal and tax reasons. To be clear, Brookfield views the RPUs of BREP and BPY as permanent equity; but for the potential tax consequences of the structure, Brookfield would have held its entire equity interest in the publicly traded partnerships and had the liquidity options available to any unitholder. This would have had the benefit of being much simpler from both a disclosure and corporate finance perspective.

By way of context, the redemption-exchange mechanism in BPY and BREP is based on the “UP REIT” structures that are well known in the US. In an umbrella partnership real estate investment trust (“UP REIT”) structure, a vendor of a real estate property can sell it to a subsidiary operating partnership of the UP REIT, in exchange for partnership units, on a tax deferred basis. The vendor can receive income from the units of the lower tier partnership, and has the ability, typically commencing after two years, to redeem the units for cash or, at the option of the UP REIT by exercising its “exchange right”, units of the UP REIT. The UP REIT redemption-exchange mechanism is set out in regulations to the Internal Revenue Code so its formulation does not vary materially from issuer to issuer.

In considering the sale of partnership units by Brookfield, it is useful to note that Brookfield holds its economic interest in BREP and BPY in different forms. It holds:

•	units of BREP (currently valued at approximately $1.4 billion) and BPY (anticipated to be valued at approximately $1 billion) that are of the same class as the units held by the public;

•	RPUs that can be redeemed in accordance with the redemption exchange mechanism after two years of the initial closing of BREP and BPY, respectively; and

•

in the case of BPY, $1.25 billion of preferred shares of subsidiary entities of BPY that are redeemable by the issuer at any time (with a mandatory redemption after a specified number of years) and retractable at the option of Brookfield after a specified number of years.

The units of BREP and BPY and the RPUs held by Brookfield can be sold at any time (subject to applicable securities laws). Brookfield holds a portion of its interest directly in units of BREP and BPY in order to facilitate Brookfield’s monetizing its interest through secondary offerings. Brookfield has, in fact, sold units of BREP through an underwritten secondary distribution in Canada.

In the event that Brookfield does seek to monetize its ownership of RPUs of BREP or BPY, there are two possible alternatives:

•	sell the RPUs to a third party purchaser; or

•	redeem the RPUs.

Each alternative is discussed below.

Sale of RPUs to a third party

If the RPUs are sold to a third party, the transferee will also have the benefit of the redemption-exchange mechanism, and it may have different reasons than Brookfield to prefer cash or units. Similar to Brookfield, the transferee could not prevent BREP or BPY from delivering units in satisfaction of a redemption request. Once again, however, Brookfield believes that the most likely circumstances for a sale of the RPUs would be as part of a series of transactions to conduct a direct or indirect secondary offering of units (i.e., sale to an underwriter in connection with a sale of units through a public offering).

Redemption of RPUs

If Brookfield delivers a redemption request, it will receive either cash or, at the option of BPY or BREP, units of the partnership.

A redemption of RPUs for cash would most likely occur (and is intended by the parties to occur) in connection with a sale of units by the partnership to fund the cash payment. It is assumed that if a notice of redemption is received, the board will test the market to determine if a contemporaneous public offering can take place and if so, at what price. This will inform the decision as to how to respond to the notice.

There are a variety of factors that may be relevant in the future to a preference by Brookfield to receive units or cash. However, under current circumstances, receiving cash for its RPUs of BPY is preferable to Brookfield receiving units of BPY because the tax consequences to Brookfield of subsequently selling units of BPY are expected to be punitive in light of the tax levied under the Foreign Investment in Real Property Tax Act on gains triggered by a sale of Brookfield’s units of BPY. For greater specificity, we note that there are no immediate direct tax consequences to Brookfield on receiving BPY units; rather the tax consequences would arise on any subsequent disposition of the units. This tax does not currently apply to units of BREP, so Brookfield currently has no reason to prefer to receive cash rather than units of BREP. The tax consequences of selling BPY units or BREP units may change in the future, and legal, commercial or other circumstances might arise that would cause Brookfield to have a different preference than it has today.

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We would be happy to discuss any further questions. Please let us know when you would be available to schedule a call to address any further questions you might have.